UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 29, 2019
(Date of earliest event reported)

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Departure of Colin Hartzell, Vice President of Financial Planning and Control of our Manager

On May 29, 2019, Colin Hartzell, Vice President of Financial Planning and Control for our manager, GK Development, Inc., or our Manager, who serves as both our principal financial officer and principal accounting officer for purposes of Regulation A, Tier II reporting requirements, submitted his resignation, which will become effective on June 12, 2019. As of the date of this report, no successor has been appointed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Title:	President and Sole Director
Date:	June 3, 2019

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